--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


-------
  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-------  EXCHANGE ACT OF 1934

         For Fiscal Year Ended December 31, 1996

                  OR

-------
         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ------- EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period             to            .
                                   ----------     ----------

         Commission File Number 0-14488


     A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                            SEITEL, INC. 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SEITEL, INC.
                            50 Briar Hollow Lane West
                              Houston, Texas 77027






--------------------------------------------------------------------------------

                            SEITEL, INC. 401(k) PLAN


                                      INDEX

                                                                           Page
                                                                           ----

Report of Independent Public Accountants  .................................  3

Statement of Net Assets  Available for Plan  Benefits,  With  .............  4
Fund Information, as of December 31, 1996

Statement of Net Assets  Available for Plan  Benefits,  With  .............  5
Fund Information, as of December 31, 1995

Statement  of  Changes  in Net  Assets  Available  for  Plan  .............  6
Benefits, With Fund Information, for the Year Ended December
31, 1996

Notes to Financial  Statements,  as of December 31, 1996 and  .............  7
1995

Schedule  I--Item  27 (a) -  Schedule  of  Assets  Held  for  ............. 12
Investment Purposes as of December 31, 1996

Schedule   II--Item   27(d)   -   Schedule   of   Reportable  ............. 13
Transactions for the Year Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Investment Committee of Seitel, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Seitel, Inc. 401(k) Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for Plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ARTHUR ANDERSEN LLP



Houston, Texas
February 13, 1998

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------
AS OF DECEMBER 31, 1996
-----------------------
                                                                              Participant-Directed Funds
                                          ------------------------------------------------------------------------------------------
                                                                   International    Large        Limited     Prime
                                         Disciplined      Income      Equity       Company     Volatility    Money      Seitel, Inc.
                                            Value         Equity       Index       Growth         Bond      Market         Stock
                                            Fund          Fund         Fund         Fund          Fund        Fund          Fund
                                          ---------     ---------    ---------    ---------     ---------   ---------    -----------
ASSETS:
   Investments, at fair market value      $ 190,666     $ 204,217    $  64,291    $ 195,433     $ 108,205   $ 696,495    $ 1,758,374
   Employee contributions receivable          3,235         3,863        1,861        4,106         1,773      14,736         20,853
   Employer contributions receivable            809           966          465        1,027           443       3,685          5,213
                                          ---------     ---------    ---------    ---------     ---------   ---------    -----------

                         Total assets       194,710       209,046       66,617      200,566       110,421     714,916      1,784,440
                                          ---------     ---------    ---------    ---------     ---------   ---------    -----------

LIABILITIES:
   Excess contribution refunds                9,724        11,873          298       16,558             -      12,931         16,671
                                          ---------     ---------    ---------    ---------     ---------   ---------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $ 184,986     $ 197,173    $  66,319    $ 184,008     $ 110,421   $ 701,985    $ 1,767,769
                                          =========     =========    =========    =========     =========   =========    ===========


                                                           Participant-Directed Funds
                                          ---------------------------------------------------------------
                                                                      Large
                                         Government     Income       Company       Growth      Participant
                                            Bond         Bond         Value    Opportunities       Loan
                                            Fund         Fund          Fund         Fund           Fund        Total
                                          ---------     --------     --------     --------      ---------   -----------
ASSETS:
   Investments, at fair market value      $  32,984     $ 27,472     $ 74,743     $ 85,084      $  96,114   $ 3,534,078
   Employee contributions receivable            638          505        1,160          526              -        53,256
   Employer contributions receivable            159          126          290          131              -        13,314
                                          ---------     --------     --------     --------      ---------   -----------

                         Total assets        33,781       28,103       76,193       85,741         96,114     3,600,648
                                          ---------     --------     --------     --------      ---------   -----------
LIABILITIES:
   Excess contribution refunds                    -            -            -            -              -        68,055
                                          ---------     --------     --------     --------      ---------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $  33,781     $ 28,103     $ 76,193     $ 85,741      $  96,114   $ 3,532,593
                                          =========     ========     ========     ========      =========   ===========



The accompanying notes are an integral part of this financial statement.

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------
AS OF DECEMBER 31, 1995
-----------------------
                                                                             Participant-Directed Funds
                                           -----------------------------------------------------------------------------------------
                                                                     International   Large       Limited       Prime
                                           Disciplined     Income       Equity      Company     Volatility     Money    Seitel, Inc.
                                              Value        Equity        Index       Growth        Bond        Market       Stock
                                              Fund          Fund          Fund        Fund         Fund         Fund         Fund
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

ASSETS:
   Investments, at fair market value        $  157,520   $  204,943   $   58,290   $  157,472   $  161,610   $  492,472   $1,370,913
   Employee contributions receivable             1,158        1,018          450        1,102          416        2,378        5,036
   Employer contributions receivable               579          509          225          551          208        1,189        2,518
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

                         Total assets          159,257      206,470       58,965      159,125      162,234      496,039    1,378,467
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

LIABILITIES:
   Excess contribution refunds                   4,822        2,469            -        2,143            -        5,753        9,854
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $  154,435   $  204,001   $   58,965   $  156,982   $  162,234   $  490,286   $1,368,613
                                            ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                                             Participant-Directed Funds
                                            --------------------------------------------------------------
                                                                        Large
                                            Government     Income      Company       Growth     Participant
                                               Bond         Bond        Value    Opportunities     Loan
                                               Fund         Fund         Fund         Fund         Fund        Total
                                            ----------   ----------   ----------   ----------   ----------   ----------

ASSETS:
   Investments, at fair market value        $   46,733   $   38,922   $   90,556   $   61,886   $  111,391   $2,952,708
   Employee contributions receivable               118           98          294          156            -       12,224
   Employer contributions receivable                59           49          147           78            -        6,112
                                            ----------   ----------   ----------   ----------   ----------   ----------

                              Total assets      46,910       39,069       90,997       62,120      111,391    2,971,044
                                            ----------   ----------   ----------   ----------   ----------   ----------

LIABILITIES:
   Excess contribution refunds                       -            -            -            -            -       25,041
                                            ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $   46,910   $   39,069   $   90,997   $   62,120   $  111,391   $2,946,003
                                            ==========   ==========   ==========   ==========   ==========   ==========



The accompanying notes are an integral part of this financial statement.

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------
                                                                         Participant-Directed Funds
                                         -------------------------------------------------------------------------------------------
                                                                    International   Large        Limited       Prime
                                         Disciplined    Income        Equity       Company     Volatility      Money    Seitel, Inc.
                                            Value       Equity         Index       Growth         Bond         Market       Stock
                                            Fund         Fund          Fund         Fund          Fund          Fund        Fund
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest and dividends                $   21,753   $   10,354    $      983   $   10,221    $    8,349    $   27,406   $      146
   Employee contributions                    33,169       27,440        12,672       36,089        15,869        70,856      130,789
   Employer contributions                    10,944        9,254         4,336       12,237         5,796        22,020       41,883
   Rollover contributions                         -        3,814             -        3,815         3,930         1,454            -
   Net appreciation (depreciation)
     in fair market value of investments      4,755       20,584         3,023       17,404        (3,515)            -      247,327
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------
                Total additions              70,621       71,446        21,014       79,766        30,429       121,736      420,145
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants
     and beneficiaries                       36,038            -        14,127       29,073        12,384        34,000       29,816
   Excess contribution refunds                4,902        9,404           298       14,415             -         7,178        6,817
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------
                Total deductions             40,940        9,404        14,425       43,488        12,384        41,178       36,633
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------

INTERFUND TRANSFERS, net                        870      (68,870)          765       (9,252)      (69,858)      131,141       15,644
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------
                Net increase (decrease)      30,551       (6,828)        7,354       27,026       (51,813)      211,699      399,156

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                      154,435      204,001        58,965      156,982       162,234       490,286    1,368,613
                                         ----------   ----------    ----------   ----------    ----------    ----------   ----------
   End of period                         $  184,986   $  197,173    $   66,319   $  184,008    $  110,421    $  701,985   $1,767,769
                                         ==========   ==========    ==========   ==========    ==========    ==========   ==========

                                                                Participant-Directed Funds
                                         ----------------------------------------------------------------
                                                                      Large
                                         Government     Income       Company       Growth      Participant
                                            Bond         Bond          Value   Opportunities      Loan
                                            Fund         Fund          Fund         Fund          Fund         Total
                                         ----------   ----------    -----------  ----------    ----------    ---------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest and dividends                $    2,325   $    2,066    $    7,109   $   12,856    $    5,102    $  108,670
   Employee contributions                     5,568        4,521        11,122        7,231             -       355,326
   Employer contributions                     1,879        1,532         3,791        2,788             -       116,460
   Rollover contributions                         -            -             -            -             -        13,013
   Net appreciation (depreciation)
     in fair market value of investments     (2,180)      (1,712)        7,656          127             -       293,469
                                         ----------   ----------    ----------   ----------    ----------    ----------
                Total additions               7,592        6,407        29,678       23,002         5,102       886,938
                                         ----------   ----------    ----------   ----------    ----------    ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants
     and beneficiaries                       20,552       17,227        44,134       19,983             -       257,334
   Excess contribution refunds                    -            -             -            -             -        43,014
                                         ----------   ----------    ----------   ----------    ----------    ----------
                Total deductions             20,552       17,227        44,134       19,983             -       300,348
                                         ----------   ----------    ----------   ----------    ----------    ----------

INTERFUND TRANSFERS, net                       (169)        (146)         (348)      20,602       (20,379)            -
                                         ----------   ----------    ----------   ----------    ----------    ----------
                Net increase (decrease)     (13,129)     (10,966)      (14,804)      23,621       (15,277)      586,590

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                       46,910       39,069        90,997       62,120       111,391     2,946,003
                                         ----------   ----------    ----------   ----------    ----------    ----------
   End of period                         $   33,781   $   28,103    $   76,193   $   85,741    $   96,114    $3,532,593
                                         ==========   ==========    ==========   ==========    ==========    ==========

The accompanying notes are an integral part of this financial statement.

                            SEITEL, INC. 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



1.  DESCRIPTION OF THE PLAN:

General

The following description of the Seitel, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is for the exclusive benefit of employees of Seitel, Inc. (the Company). The Plan is a defined contribution plan which covers eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

Overall responsibility for administering the Plan rests with the Plan administrator which is appointed by the board of directors. The Plan's trustee, Bank One Trust Group (Bank One), is responsible for the management and control of the Plan's assets.

Eligibility

An employee becomes eligible to participate in the Plan following the completion of one-half year of service, as defined, and attaining age 21.

Contributions and Allocations

Participants can contribute from 1 percent to 15 percent of their compensation in before tax dollars not to exceed $9,500 in 1996. The Company will make a matching contribution for each participant based on the participant's contribution in a percentage set by the Company prior to the end of each Plan year. For the period from January 1, 1996 to April 1, 1996, the Company elected to make a matching contribution equal to 50 percent of the participant's contribution. Effective April 1, 1996, the matching contribution percentage was reduced to 25 percent of the participant's contribution.

Each participant's account is credited daily with an allocation of Plan earnings for each investment option based on the participant's account balance in relation to total participants' account balances.

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contribution refunds in the amount of $68,055 and $25,041 has been reflected in the statements of net assets available for plan benefits as of December 31, 1996 and 1995.

Vesting

Participants are immediately vested in any participant contributions. Vesting in the Company matching contributions and related earnings, if any, is based on years of service as follows:

                 Years of Service        Percent Vested
                 ----------------        --------------
                    Less than 1                  0%
                    1                           20
                    2                           40
                    3                           60
                    4                           80
                    5 or more                  100

Vesting, however, can also be attained by reaching retirement age, disability, death or termination of the Plan.

Forfeitures

As a result of termination, a participant forfeits the nonvested portion of the Company contributions and related earnings in his or her account. The forfeited amount is allocated as of the last day of the Plan year to participants who have completed a year of service for contribution purposes in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitations. Forfeitures available for allocation to qualified participants at December 31, 1996 and 1995, were $5,877 and $-, respectively.

Payment of Benefits

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death, disability or termination of employment. In limited circumstances, account withdrawals can be made for financial hardship in accordance with the Plan. Benefit payments to withdrawing employees are made in the form of a single sum cash payment, an Installment Refund Annuity (as defined in the Plan document) or some combination of the two.

Investment Options

Participants can direct their contributions into any one or more of the seven individual fund selections (six - The One Group mutual funds and Seitel, Inc. Stock Fund) or participants may select one of the six fully managed portfolios. The fully managed portfolios are actively managed and reviewed by Bank One Investment Advisors Corporation (the Advisor). Participants investing in individual funds can change their investment elections within the seven fund selections on a daily basis. Participants investing in a fully managed portfolio may direct Bank One to terminate their current portfolio and choose another fully managed portfolio or a combination of one or more of the seven individual fund selections. A description of each investment option is provided below:

INDIVIDUAL FUNDS:

Disciplined Value Fund - Seeks capital appreciation,  with income as a secondary
consideration.   The  Disciplined   Value  Fund  primarily   invests  in  equity
securities.

Income Equity Fund - Seeks current income through investing in dividend-paying equity securities. Capital appreciation is a secondary consideration.

International Equity Index Fund - Seeks to provide the investment results that correspond to the aggregate price and dividend performance of the securities in the gross domestic product weighted Morgan Stanley Capital International Europe, Australia and Far East Index.

Large Company Growth Fund - Seeks capital appreciation, with income as a secondary consideration. The Large Company Growth Fund primarily invests in stocks from large companies.


Limited Volatility Bond Fund - Seeks current income by investing at least 80 percent of the value of its total assets in debt securities of all types.

Prime Money Market Fund - Seeks current income with liquidity and stability of principal.

Seitel, Inc. Stock Fund - Invests in Seitel, Inc. common stock.

FULLY MANAGED PORTFOLIOS:

Builder Aggressive Growth Model - Seeks maximum capital appreciation by allocating more than half its assets to the most aggressive funds within The One Group's mutual funds. Fixed income funds account for only a small portion of assets. At December 31, 1996 and 1995, the model was comprised of the following mutual funds: 15 percent and 19 percent Disciplined Value Fund, 14 percent and 14 percent International Equity Index Fund, 23 percent and 20 percent Large Company Growth Fund, 8 percent and 5 percent Prime Money Market Fund, 28 percent and 29 percent Large Company Value Fund and 12 percent and 13 percent Growth Opportunities Fund.

Builder Growth Model - Seeks long-term growth of capital by investing in The One Group's equity funds. Fixed income funds are also included in an effort to provide stability when stock prices are trending down. At December 31, 1996 and 1995, the model was comprised of the following mutual funds: 15 percent and 19 percent Disciplined Value Fund, 9 percent and 14 percent International Equity Index Fund, 22 percent and 20 percent Large Company Growth Fund, 3 percent and zero percent Limited Volatility Bond Fund, 1 percent and 5 percent Prime Money Market Fund, 6 percent and zero percent Government Bond Fund, 5 percent and zero percent Income Bond Fund, 27 percent and 29 percent Large Company Value Fund and 12 percent and 13 percent Growth Opportunities Fund.

Provider Growth and Income Model - Seeks growth of capital and conservative total return by investing in The One Group's equity and fixed income funds. The emphasis in this model is on the equity funds. At December 31, 1996 and 1995, the model was comprised of the following mutual funds: 11 percent and 15 percent Disciplined Value Fund, 7 percent and 7 percent International Equity Index Fund, 17 percent and 15 percent Large Company Growth Fund, 8 percent and 7 percent Limited Volatility Bond Fund, 2 percent and 1 percent Prime Money Market Fund, 14 percent and 12 percent Government Bond Fund, 11 percent and 10 percent Income Bond Fund, 21 percent and 23 percent Large Company Value Fund and 9 percent and 10 percent Growth Opportunities Fund.

Provider Balanced Model - Seeks growth of capital and conservative total return by investing in The One Group's fixed income and equity funds. The emphasis in this model is on the fixed income funds. At December 31, 1996 and 1995, the model was comprised of the following mutual funds: 8 percent and 11 percent Disciplined Value Fund, 5 percent and 5 percent International Equity Index Fund, 12 percent and 11 percent Large Company Growth Fund, 13 percent and 12 percent Limited Volatility Bond Fund, 3 percent and 2 percent Prime Money Market Fund, 22 percent and 20 percent Government Bond Fund, 17 percent and 16 percent Income Bond Fund, 14 percent and 16 percent Large Company Value Fund and 6 percent and 7 percent Growth Opportunities Fund.

Preserver Conservative Growth Model - Seeks conservative growth and preservation of capital by investing primarily in The One Group's conservative fixed income funds. At December 31, 1996 and 1995, the model was comprised of the following mutual funds: 4 percent and 6 percent Disciplined Value Fund, 3 percent and 3 percent International Equity Index Fund, 6 percent and 7 percent Large Company Growth Fund, 17 percent and 16 percent Limited Volatility Bond Fund, 4 percent and 3 percent Prime Money Market Fund, 31 percent and 29 percent Government Bond Fund, 23 percent and 22 percent Income Bond Fund, 8 percent and 10 percent Large Company Value Fund and 4 percent and 4 percent Growth Opportunities Fund.

Preserver Fixed Income Model - Seeks preservation of capital and income compounding by investing exclusively in The One Group's fixed income funds. At December 31, 1996 and 1995, the model was comprised of the following mutual funds: 38 percent and 40 percent Limited Volatility Bond Fund, 4 percent and 4 percent Prime Money Market Fund, 15 percent and 15 percent Government Bond Fund, 20 percent and 20 percent Income Bond Fund, 15 percent and 15 percent Intermediate Bond Fund and 8 percent and 6 percent Ultra Short-Term Bond Fund. At December 31, 1996 and 1995, there were no participants invested in this model.

Plan Loans

A loan can be requested in an amount not to exceed the lesser of $50,000 minus the excess, if any, of the participant's highest plan loan balance within the immediately proceeding 12 months, over the outstanding balance of loans from the Plan to the participant on the date the loan is made, or 50 percent of the participant's vested interest in his or her account balance. The minimum loan request is $1,000.

The interest rate for Plan loans is equal to a reasonable rate as deemed appropriate by the Plan administrator and remains in effect over the term of the loan. Loan principal and interest repayments are made through payroll deductions.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value based on quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Net realized gains and losses and unrealized appreciation (depreciation) are recognized as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in Seitel, Inc. Stock Fund are assigned units of participation. The unit value is determined based upon the fair market value of the underlying net assets, which consist of Seitel, Inc., common stock and temporary investments. The total units of Seitel, Inc. Stock Fund assigned to participants as of December 31, 1996 and 1995 were 38,505 and 34,541, respectively.

Payment of Benefits

Benefits are recorded when paid.

3.  EXPENSES OF THE PLAN:

All reasonable expenses incurred in connection with the administration of the Plan can be paid by the Company but, if not paid by the Company, will be paid by the Plan. The Company elected to pay all administrative expenses of the Plan for the year ended December 31, 1996.

4.  INCOME TAX STATUS:

On January 27, 1993, the Plan obtained its latest determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and related trust was tax-exempt as of the financial statement date.

5.  PLAN TERMINATION:

The Plan has been established to continue indefinitely. However, the Company reserves the right to amend or terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts.

6.  SUBSEQUENT EVENT:

On August 11, 1997, in connection with a public offering, the Company's wholly-owned seismic data acquisition crew company, Eagle Geophysical, Inc. (Eagle), was spun off as an independent company. Effective July 1, 1997, all participants who were employed by Eagle became 100 percent vested in their account balances and ceased participation in the Plan. In addition, Eagle participants' account balances were transferred to the Eagle Geophysical, Inc. 401(k) Plan.

                                                                      SCHEDULE I

SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
------------------------------------------------------------
AS OF DECEMBER 31, 1996
-----------------------
                                                                               Current
      Identity of Issue/Description                                Cost         Value
------------------------------------------------------          ----------   ----------

The One Group Disciplined Value Fund*<F1>                       $  188,031   $  190,666
The One Group Income Equity Fund*<F1>                              187,451      204,217
The One Group International Equity Index Fund*<F1>                  62,000       64,291
The One Group Large Company Growth Fund*<F1>                       180,145      195,433
The One Group Limited Volatility Bond Fund*<F1>                    109,505      108,205
The One Group Prime Money Market Fund*<F1>                         696,495      696,495
Seitel, Inc. Common Stock*                                       1,228,504    1,758,360
The One Group Prime Money Market Fund*<F1>
     (cash in Seitel, Inc. Stock Fund)                                  14           14
The One Group Government Bond Fund*<F1>                             33,864       32,984
The One Group Income Bond Fund*<F1>                                 28,175       27,472
The One Group Large Company Value Fund*<F1>                         70,045       74,743
The One Group Growth Opportunities Fund*<F1>                        87,203       85,084
Participant loans receivable*<F1> (range of interest
     from 7% to 10.25%)                                             96,114       96,114
                                                                ----------   ----------

             Total assets held for investment purposes          $2,967,546   $3,534,078
                                                                ==========   ==========

*<F1> Indicates a party in interest.

                                                                     SCHEDULE II

SEITEL, INC.401(k) PLAN
-----------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------
                                                                                                      Current Value
                                                                                                       of Asset on
Identity of Party                                            Purchase        Selling         Cost of   Transaction     Net Gain
    Involved                  Description of Asset           Price(a)<F1>    Price(b)<F2>     Asset         Date         (Loss)
-----------------             --------------------           --------        -------         --------     --------      --------

                           SERIES OF TRANSACTIONS:
The One Group                Prime Money Market Fund-
                                Purchases                    $276,565        $     -         $276,565     $276,565      $    -
                                Sales                               -         72,542           72,542       72,542           -

Seitel, Inc.                 Seitel, Inc. Common Stock-
                                Purchases                     144,497              -          144,497      144,497           -

The One Group                Prime Money Market Fund-
                              (cash in Seitel, Inc. Stock
                               Fund)
                                Purchases                     151,278              -          151,278      151,278           -
                                Sales                               -        155,641          155,641      155,641           -

(a)<F1> Purchase price includes transaction expenses.

(b)<F2> Selling price is net of transaction expenses.


This schedule includes series of transactions in securities of the same issue in excess of 5 percent of the value of Plan assets at the beginning of the Plan year.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of Seitel, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Seitel, Inc. 401(k) Plan



                                        By:  /s/ Debra D. Valice
                                             -----------------------------------
                                             Chairperson of Investment Committee

Date: June 30, 1998

                                INDEX TO EXHIBIT


   Exhibit
   Number                                                                  Page
   -------                                                                 ----
     23       Consent of Independent Public Accountants...................  16